Exhibit 99.1

Bitauto Adds Digital Point-of-Sale Tools to Marketing and CRM Solutions Through Acquisition of Bitcar

BEIJING, December 2, 2011 – Bitauto Holdings Limited (NYSE: BITA) (“Bitauto” or the “Company”), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced that it has entered into a definitive agreement to acquire 100% equity interest in Beijing Bitcar Interactive Information Technology Co., Ltd. (“Bitcar”) in an all-cash transaction that values Bitcar at between RMB 45 million and RMB 63 million. The acquisition is expected to close by the end of 2011.

Founded in 2008, Bitcar was one of the first providers of mobile Internet enabled sales tools for the automotive industry in China. Its customizable mobile application, B-WORLD, allows sales people at auto dealers to manage the customer relationship process on handheld devices, such as the iPad and other tablet computers. Today Bitcar is a market leader in terms of revenue and market share, and many sales staff in the dealer networks of internationally renowned car makers such as Mercedes-Benz, Audi, Hyundai and Honda are benefiting from Bitcar’s CRM solutions. The acquisition enables Bitauto to integrate Bitcar’s digital point-of-sale CRM solutions with Easypass, its existing online marketing platform. The integration should enable Bitauto’s dealer customers to not only manage sales opportunities via the Company’s online platform but also expand into managing face-to-face sales opportunities in their dealerships.

William Li, chairman and CEO of Bitauto, commented, “The acquisition will enable our customers to enhance the overall execution of their sales and marketing strategies, and also expands our potential customer base to include the sales staff at auto dealers across China. I’m confident that, as we integrate Bitcar more closely with our existing online marketing platform, more auto dealers will rely on our services, and that this will drive strong growth for Bitauto in the years to come.”

Andy Zhang, chief financial officer of Bitauto, commented, “This acquisition is not expected to have any impact on our previously announced guidance for the fourth quarter of 2011. In the medium to long term, we expect that this transaction will have a positive impact on Bitauto’s financial performance. Bitauto is committed to further developing our online and in-store marketing and CRM solutions and promoting synergies between Bitcar and Bitauto’s existing suite of online solutions. We are confident that this strategy will enable us to solidify our industry leadership and maintain sustainable growth in the long term.”

Prior to the consummation of the acquisition, Bitcar was owned by William Li, chairman and CEO of Bitauto, and Weihai Qu, director and senior vice president of Bitauto. The acquisition and terms of the acquisition agreement have been approved by the audit committee and the board of directors of the Company. The acquisition price represents the fair value of Bitcar as measured by its existing sales contracts and projected revenues for 2012, and is supported by an independent third party valuation. Upon the execution of the agreement, Bitauto will make an initial payment of RMB 45 million, followed by a contingent consideration amounting to the difference between Bitcar’s audited IFRS fiscal 2012 revenues and the initial payment of RMB 45 million, subject to a total consideration cap of RMB 63 million.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, ucar.cn business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website and partner websites. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s ucar.cn website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its ucar.cn website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for fourth quarter and fiscal year 2011 and quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Beijing

IR Department

Bitauto Holdings Limited

+86 (10) 6849-2145

ir@bitauto.com

Martin Reidy

Brunswick Group LLP

+86 (10) 6566-2256

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

+1 (212) 333-3810

bitauto@brunswickgroup.com